Dated June 20, 2012

Filed Pursuant to Rule 433

Registration Statement No. 333-180446

Relating to Preliminary Prospectus Supplement

Dated June 19, 2012 to Prospectus Dated March 29, 2012

Corporate Office Properties Trust

7.375% Series L Cumulative Preferred Shares
(Liquidation Preference $25.00 per share)

FINAL PRICING TERMS

Issuer:	Corporate Office Properties Trust

Title of Shares:	7.375% Series L Cumulative Preferred Shares (“Series L Preferred Shares”)

Number of Shares:	6,000,000 shares

Over-allotment Option:	900,000 shares

Maturity:

Perpetual (unless redeemed by the Issuer on or after June 27, 2017 or redeemed by the Issuer pursuant to its special optional redemption right or converted by an investor in connection with a Change of Control (defined below))

Trade Date:	June 20, 2012

Settlement Date:	June 27, 2012 (T+5)

Dividend Rate:	7.375% per annum of the $25.00 per share liquidation preference (equivalent to approximately $1.84375 per annum per share)

Dividend Payment Dates:

Dividends on the Series L Preferred Shares will be cumulative from, and including, the date of original issue and are payable quarterly, in arrears, on January 15, April 15, July 15 and October 15 of each year, when and as declared, beginning on October 15, 2012.

Optional Redemption:

The Issuer may not redeem the Series L Preferred Shares prior to June 27, 2017, except as described below under “Special Optional Redemption” and in limited circumstances relating to the Issuer’s continuing qualification as a REIT.  On and after June 27, 2017, the Issuer may, at its option, redeem the Series L Preferred Shares, in whole or from time to time in part, for cash at $25.00 per share, plus accrued and unpaid dividends, if any, to, but not including, the redemption date.

Special Optional Redemption:

Upon the occurrence of a Change of Control (as defined below), the Issuer may, at its option, redeem the Series L Preferred Shares, in whole or in part and within 120 days after the date on which such Change of Control occurred, by paying $25.00 per share, plus any accrued and unpaid dividends to, but not including, the date of redemption. If, prior to the Change of Control Conversion Date, the Issuer exercises any of its redemption rights relating to the Series L Preferred Shares (whether its optional redemption right or its special optional redemption right), the holders of Series L Preferred Shares will not have the conversion right described below. A “Change of Control” is when, after the original issuance of the Series L Preferred Shares, the following have occurred and are continuing:

•

the acquisition by any person, including any syndicate or group deemed to be a “person” under Section 13(d)(3) of the Exchange Act, of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of purchases, mergers or other acquisition transactions of the Issuer’s shares entitling that person to exercise more than 50% of the total voting power of all of its shares entitled to vote generally in elections of trustees (except that such person will be deemed to have beneficial ownership of all securities that such person has the right to acquire, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition); and

•

following and as a result of the closing of any transaction referred to in the bullet point above, neither the Issuer nor the acquiring or surviving entity has a class of common securities (or ADRs representing such securities) listed on the NYSE, the NYSE Amex or NASDAQ or listed or quoted on an exchange or quotation system that is a successor to the NYSE, the NYSE Amex or NASDAQ.

Conversion Rights:

Upon the occurrence of a Change of Control, each holder of Series L Preferred Shares will have the right (unless, prior to the Change of Control Conversion Date, the Issuer has provided or provides notice of its election to redeem the Series L Preferred Shares) to convert some or all of the Series L Preferred Shares held by such holder on the Change of Control Conversion Date into a number of its common shares per Series L Preferred Share to be converted equal to the lesser of:

•

the quotient obtained by dividing (i) the sum of the $25.00 liquidation preference plus the amount of any accrued and unpaid dividends to, but not including, the Change of Control Conversion Date (unless the Change of Control Conversion Date is after a record date for a Series L Preferred Shares dividend payment and prior to the corresponding Series L Preferred Shares dividend payment date, in which case no additional amount for such accrued and unpaid dividend will be included in this sum) by (ii) the Common Share Price; and

• 2.2302 (the “Share Cap”), subject to certain adjustments;

subject, in each case, to provisions for the receipt of alternative consideration (such as cash, securities or other property or assets) as described in the prospectus supplement.

If the Issuer has provided or provides a redemption notice, whether pursuant to the Issuer’s special optional redemption right in connection with a Change of Control or its optional redemption right, holders of Series L Preferred Shares will not have any right to convert the Series L Preferred Shares in connection with the Change of Control Conversion Right and any Series L Preferred Shares subsequently selected for redemption that has been tendered for conversion will be redeemed on the related date of redemption instead of converted on the Change of Control Conversion Date.

For definitions of “Change of Control Conversion Right,” “Change of Control Conversion Date” and “Common Share Price” and for a description of the adjustments and provisions for the receipt of alternative consideration that may be applicable to the Change of Control Conversion Right, see the prospectus supplement.

Except as provided above in connection with a Change in Control, the Series L Preferred Shares are not convertible into, or exchangeable for, any of the Issuer’s other property or securities.

Public Offering Price:	$25.00 per share

Purchase Price by Underwriters:	$24.05 per share

Net Proceeds (before expenses) to Issuer:	Approximately $144,300,000 (approximately $165,945,000 if the underwriters’ over-allotment option is exercised in full)

Listing / Symbol:	NYSE / “OFCPrL”

CUSIP / ISIN:	22002T 884 / US22002T8844

Joint Book-Running Managers:	Wells Fargo Securities, LLC
Merrill Lynch, Pierce, Fenner & Smith
Incorporated

Senior Co-Managers:	Citigroup Global Markets Inc.
KeyBanc Capital Markets Inc.
Raymond James & Associates, Inc.

Junior Co-Managers:	BB&T Capital Markets, a division of Scott & Stringfellow, LLC
Capital One Southcoast, Inc.
Mitsubishi UFJ Securities (USA), Inc.
PNC Capital Markets LLC
RBS Securities Inc.

The Issuer has filed a registration statement (including a prospectus dated March 29, 2012 and a preliminary prospectus supplement dated June 19, 2012) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the related preliminary prospectus supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and preliminary prospectus supplement if you request it by calling Wells Fargo Securities, LLC toll-free at 1-800-326-5897 or Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322.